

April 2, 2012

Via E-Mail
Brian Zuckerman
Senior Vice President and General Counsel
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

> **Re:** **The Pep Boys – Manny, Moe & Jack**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2012**
> **File No. 001-03381**

Dear Mr. Zuckerman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you appear to have concluded that your transaction is not subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended, and consequently you have neither filed a transaction statement on Schedule 13E-3 nor provided the associated disclosures. Please provide us with your analysis as to how you reached this conclusion. In this regard, we note the following disclosures in your proxy statement:

- the ultimate acquiror, The Gores Group, LLC, beneficially owns approximately 2.3% of your outstanding common stock;

- the Gores and BlackRock, Inc., which beneficially owns approximately 8.43% of your outstanding common stock, along with their respective affiliates, may be deemed to be a group (although we further note that Gores disclaims membership in or participation in such a group);

- pursuant to the BlackRock Commitment Letter, as described on page 46, it appears that BlackRock will indirectly acquire an $80 million equity interest in the Pep Boys business in connection with the completion of the acquisition;

- your board of directors has unanimously recommended the transaction and the directors and executive officers as a group own approximately 6.2% of your outstanding common stock; and

- if the transaction is completed, your company will be delisted from and will no longer be traded on the NYSE and will be deregistered under the Exchange Act.

When preparing your analysis, please consider the guidance in our Compliance and Disclosure Interpretations for "going private" transactions (particularly Sections 201.01 and 201.05), which are available on our website.

The Merger, page 23

Background of the Merger, page 24

2.   In the second paragraph on page 24, you refer to business trends and market conditions impacting Pep Boys and its industry. Please expand your disclosure to describe these trends and conditions. In addition, please clarify whether these trends and conditions influenced the board's decision to consider offers for Pep Boys generally and the Gores offer in particular.

3.   In the seventh full paragraph on page 25, you refer to your "existing relationship with BofA Merrill Lynch." However, you disclose in the fourth paragraph on page 24 that you terminated your engagement with BofA Merrill Lynch in February 2011. Please revise your disclosure accordingly to indicate when you re-engaged BofA Merrill Lynch.

4.   In the final paragraph on page 29, you disclose that the Gores cited issues discovered during their due diligence review as a partial justification for their reduced offer. Please summarize the due diligence issues that were presented to the board. In addition, please disclose what consideration the board gave to these issues during its meeting on January 12, 2012 or otherwise.

5.   In the first paragraph on page 31, you note that the board considered the possibility of rejecting the Gores offer and continuing as a stand-alone company. Please revise your disclosure to clarify why the board rejected this possibility and determined that it was the appropriate time to sell the company.

Opinion of BofA Merrill Lynch, page 34

6.   Please disclose that BofA Merrill Lynch has consented to use of its opinion in your proxy statement.

Miscellaneous, page 40

7.   Please disclose the amount of the BofA Merrill Lynch fee that is contingent upon the completion of the merger. Please refer to Item 1015(b)(4) of Regulation M-A.

The Merger Agreement, page 62

Representations and Warranties, page 65

8.   Please provide us supplementally with a brief description of the contents of the Company Disclosure Letter.

9.   We note your cautionary statement concerning the representations and warranties in the Merger Agreement. Please note that disclosure regarding an agreement's representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the Merger Agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Appendix B, page B-1

10.   We note the limitation on reliance by shareholders in the fairness opinion provided by BofA Merrill Lynch. Limitations on reliance are inconsistent with disclosures relating to fairness opinions. Unless BofA Merrill Lynch removes the limitation on reliance, please disclose the basis for BofA Merrill Lynch 's belief that shareholders cannot rely upon the opinion to support any claims against BofA Merrill Lynch arising under applicable state law (e.g., the inclusion of an express disclaimer in BofA Merrill Lynch 's engagement letter with the Company). Please describe any applicable state-law authority regarding

the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, please disclose that the availability of such a state-law defense to BofA Merrill Lynch would have no effect on the rights and responsibilities of either BofA Merrill Lynch or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Mara Ransom
Assistant Director

cc: James W. McKenzie, Jr.
       Morgan, Lewis & Bockius LLP